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                            December 30, 2021

       Sam Lai
       Chief Executive Officer
       Hour Loop, Inc.
       8201 164th Ave NE #200
       Redmond, WA 98052-7615

                                                        Re: Hour Loop, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 16,
2021
                                                            File No. 333-260540

       Dear Mr. Lai:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Capitalization, page 37

   1. Please revise to include amounts due to related parties in your capitalization table and disclose the amounts on
an actual and "as adjusted" basis. Also, the amount of long-term debt disclosed in your
capitalization table at September 30, 2021 of $4,170,418 does not agree to the amount in
your interim balance sheet on page F-22 of $2,170,418. Please reconcile and revise
these disclosures.
 Sam Lai
FirstName
Hour Loop,LastNameSam    Lai
           Inc.
Comapany30,
December  NameHour
              2021 Loop, Inc.
December
Page 2    30, 2021 Page 2
FirstName LastName
        You may contact Tatiana Meadows, Staff Accountant, at (202) 551-3322 or Linda
Cvrkel, Staff Accountant, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:      Laura Anthony, Esq.